                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

----------------------------------------
In the Matter of
                                                                CERTIFICATE
Xcel Energy Inc.
                                                                     OF
File No. 70-9635
                                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) as amended by orders dated March 7, 2002 (HCAR No. 27494) and November 7, 2002 (HCAR No. 27597) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2003 through March 31, 2003 (the "First Quarter").

A.) FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND
         FUCOS:
         Average consolidated retained earnings:             $     676.5 million
         Aggregate investment in all EWGs and FUCOs*:        $   2,366.5 million

         * The balance includes $2,232.6 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs. The NRG Energy, Inc. investment includes the acquisition of NRG Energy, Inc.'s minority common shares of $647.8 million. In addition, the investment includes a $502.9 million investment (including forgiveness of interest) made during the year ended 2002. The NRG Energy, Inc. investment also includes a $300 million commitment made in May 2002 pursuant to a Support and Capital Subscription Agreement. All investments were made at a time that Xcel Energy was in compliance with Rule 53 or orders of the Commission.

B.) FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN EACH EWG AND FUCO:
         (in millions)
         Investment in EWGs and FUCOs:
         NRG Energy, Inc.*                                    $ 2,232.6
         Independent Power International                            5.7
         Xcel Energy Argentina Inc.                               120.7
         Denver City Energy Associates, L.P.                        7.5
                                                              ---------
                                                              $ 2,366.5
                                                              =========
         * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs.

C.)      XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO* AS OF MARCH 31, 2003:

         Debt as a percentage of capitalization                                               74%
         (including approximately $1,437.7 million of adjusted short-term debt)

         Common stock equity as a percentage of capitalization                                23%

         Preferred equity as a percentage of capitalization                                    3%
         (including mandatorily redeemable preferred securities)

         * Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

         On a pro forma basis, taking into account the deconsolidation of NRG that occurred following NRG's May 14, 2003 filing of a voluntary petition for bankruptcy, Xcel Energy's consolidated capitalization ratio as of March 31, 2003 was as follows:

         Debt as a percentage of capitalization                                               55%

         Common stock equity as a percentage of capitalization                                40%

         Preferred equity as a percentage of capitalization                                    5%

D.)      MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF MARCH 31,
         2003:
         Market-to-book ratio at March 31, 2003                             1.07

E.) NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST DURING THE FIRST QUARTER:
         None

F.) GROWTH IN CONSOLIDATED RETAINED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL ENERGY):

         (in millions)
         Retained earnings growth from EWG projects                                 $       (20.6)
         Retained earnings growth from all other Xcel Energy subsidiaries
              (reflects dividend payments and $24 million asset impairment
              at NRG)                                                                       159.5
                                                                                    -------------
         Total increase in consolidated retained earnings for the year
              ended March 31, 2003                                                  $       138.9
                                                                                    =============

G.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH MARCH 31,
         2003:

                                                                       Revenue                Net income
                                                                       -------                ----------
         (in millions)
         NRG Energy, Inc.                                              $ 432.7                $   (20.4)
         Independent Power International                                     -                        -
         Xcel Energy Argentina Inc.                                        7.9                      1.1
         Denver City Energy Associates, L.P.                              20.1                      0.8

H.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. None.

I.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE FIRST QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.
         Xcel Energy issued zero shares under its dividend reinvestment plan and zero shares under its system employee benefit and executive compensation plans.

J.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE FIRST QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.

         1.       The following guarantee was issued during the First Quarter:

Guarantor                   Beneficiary              Amount               Matures          Purpose
--------------------------- ------------------------ -------------------- ---------------- ---------------------------------
NRG Northwest Generating    NRG Power Marketing,                                           Crude Oil Agreements and
LLC                         Inc.                         $ 5,000,000      03/31/04         Derivatives

         2.       The following letter of credit was renewed during the First
                  Quarter:

Issuing Entity               Beneficiary                                   Renewed          Amount              Expiration Date
---------------------------- --------------------------------------------- ---------------- ------------------- ---------------
NRG Energy, Inc.             NRG Power Marketing, Inc.                     Renewed          $  3,000,000        09/17/03


         3. Xcel Energy guaranteed an additional $1,437,500 of surety bonds in the First Quarter. Such guarantees are exempt under Rule 45 (b)(6).


                                       3

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K.)      THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY
         DURING THE FIRST QUARTER.
         None.

L.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52.
         As of March 31, 2003, Cheyenne Light, Fuel and Power Company (Cheyenne) had $14,701,000 in short-term debt outstanding to Xcel Energy at an average cost of 2.76%.

         As of March 31, 2003, Black Mountain Gas Company had $3,097,021 in short-term debt outstanding to Xcel Energy at an average cost of 2.76%.

M.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FIRST QUARTER THAT ARE NOT EXEMPT UNDER RULE 52. None.

N.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE FIRST QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         Utility Subsidiaries Short-term Debt
         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of March 31, 2003, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                                 Utility Subsidiary                           Amount          Avg. Rate
              ---------------------------------------------------------- ------------------ ---------------
              Public Service Company of Colorado (PSCo)                  $            0           -
              Southwestern Public Service Company (SPS)                  $            0           -
              Northern States Power-Minnesota (NSP-MN)                   $            0           -
              Northern States Power-Wisconsin (NSP-WI)                   $            0           -


         Utility Subsidiaries Letters of Credit Renewed

                                                                                                         Expiration
   Issuing Entity          Beneficiary                                  Renewed       Amount             Date
   ----------------------- -------------------------------------------- ------------- ------------------ -----------
   NSP-MN                  City of Maple Grove                          Renewed       $      10,000      05/15/03
   NSP-MN                  Employers Insurance of Wasau                 Renewed       $     165,000      02/01/03
   SPS                     Southwest Power Pool                         Renewed       $   3,200,000      02/17/04

         PSCo
         As of March 31, 2003, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $22,445,000 at an average rate of 2.79%.



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         In March 2003, PSCo sold $250,000,000 principal amount of 4.875% Series
         No. 11 First Collateral Trust Bonds due March 1, 2013. These secured notes were sold under the following terms and conditions:

         Price to Public                                         99.854%
         Discount to Initial Purchasers                           0.650%
         Proceeds to PSCo                                        99.204%

         The proceeds to PSCo were used to repay amounts outstanding under PSCo's 364-day credit facility and to pay long-term debt at maturity.

         Northern States Power-Minnesota (NSP-MN)
         As of March 31, 2003, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,304,000 at an average rate of 1.39%.

         SPS
         On February 18, 2003 SPS renewed its credit agreement with several banks until February 17, 2004. With this renewal, the size of the credit agreement was reduced from $250 million to $100 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 1.250%. The credit agreement is primarily used to fund general corporate needs.

O.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FIRST QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         NRG Energy, Inc.
         NRG Energy, Inc had $1,000,000,000 outstanding under its line of credit on March 31, 2003. The average rate on March 31, 2003 was 7.25%.

         Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of March 31, 2003, the following such inter-company notes were outstanding with an average interest rate of 2.76%:

                                                                                                          Amount
    Lender                                  Borrower                                                    Outstanding
    --------------------------------------- ------------------------------------------------------ ----------------------
    Xcel Energy                             Xcel Energy Services Inc.                              $      56,763,000
    Xcel Energy                             Xcel Energy WYCO Inc.                                  $       2,300,500
    Xcel Energy                             Xcel Energy International Inc.                         $      38,751,000
    Xcel Energy International Inc.          Xcel Energy Argentina Inc.                             $      32,427,194
    NCE Communications, Inc.                Xcel Energy Communications Group, Inc.                 $       1,867,700
    e prime Energy Marketing, Inc.          Xcel Energy Retail Holdings, Inc. ("Xcel Retail")      $       1,033,000
    Xcel Energy                             Xcel Retail                                            $       3,950,000
    Xcel Retail                             Xcel Energy Cadence                                    $         933,000
    Xcel Retail                             The Planergy Group                                     $      20,901,785
    XERS Inc.                               Xcel Retail                                            $      10,304,000



    Xcel Energy Centrus                     Xcel Retail                                            $        234,000
    Utility Engineering                     Xcel Energy Wholesale Group, Inc.                      $     56,300,000
    Quixx Corporation                       Utility Engineering                                    $     47,360,000
    Xcel Energy                             Xcel Energy Wholesale Group, Inc.                      $     97,718,000
    Utility Engineering                     Applied Power Associates, Inc.                         $        412,500
    Utility Engineering                     Proto-Power Corporation                                $      2,150,000
    Utility Engineering                     Universal Utility Services                             $        800,000
    Utility Engineering                     Precision Resource Company                             $        675,000
    Texas-Ohio Pipeline, Inc.               Xcel Energy Ventures Inc.                              $        109,800
    Reddy Kilowatt                          Xcel Retail                                            $        900,000
    Xcel Energy Retail Propane              Xcel Retail                                            $      4,619,000
    Xcel Energy Markets Holdings, Inc.      e prime, Inc.                                          $     19,426,000
    Xcel Energy                             Xcel Energy Markets Holdings, Inc.                     $     28,668,000
    Xcel Energy                             Xcel Energy Ventures, Inc.                             $      2,371,000

P.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE FIRST QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.
         None.

Q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE FIRST QUARTER.
         None.

R.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE FIRST QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE FIRST QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE FIRST QUARTER.
         The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of March 31, 2003 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-Q for March 31, 2003. The file numbers are as follows:

                  Xcel Energy                                                 1-3034
                  Public Service Company of  Colorado                         1-3280
                  Southwestern Public Service Company                         1-3789
                  Northern States Power Company (Minnesota)                   000-31709
                  Northern States Power Company (Wisconsin)                   10-3140
                  NRG Energy, Inc.                                            001-15981
                  NRG Northeast Generating LLC                                333-42638
                  NRG South Central Generating LLC                            333-48900

         The following balance sheets as of March 31, 2003 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Xcel Energy Wholesale Group, Inc.
         Exhibit 10        Applied Power Associates, Inc.
         Exhibit 11        Proto-Power Corporation
         Exhibit 12        Universal Utility Services
         Exhibit 13        Precision Resource Company
         Exhibit 14        Xcel Energy Markets Holdings, Inc.
         Exhibit 15        e prime, inc.
         Exhibit 16        Texas-Ohio Pipeline, Inc.
         Exhibit 17        Quixx Corporation
         Exhibit 18        Xcel Energy Centrus
         Exhibit 19        Utility Engineering
         Exhibit 20        Cheyenne Light, Fuel and Power Company
         Exhibit 21        Black Mountain Gas Company
         Exhibit 22        Xcel Energy Ventures Inc.
         Exhibit 23        Reddy Kilowatt
         Exhibit 24        Xcel Energy Retail Propane
         Exhibit 25        P.S.R. Investments, Inc.
         Exhibit 26        NRG Power Marketing, Inc.
         Exhibit 27        e prime Energy Marketing, Inc.
         Exhibit 28        XERS Inc.
         Exhibit 29        Xcel Energy Argentina Inc.
         Exhibit 30        United Power & Land
         Exhibit 31        Seren Innovations, Inc.

T.)      REGISTRATION STATEMENTS FILED DURING THE FIRST QUARTER.
         Form S-4/A file number 333-101913 filed March 20, 2003 by PSCo.
         Form S-1 file number 333-103258 filed Februay 14, 2003 by Xcel Energy.

          I, Ben G.S. Fowke III, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                            XCEL ENERGY INC.

                                            By: /s/ Benjamin G.S. Fowke III
                                                --------------------------------
                                                Benjamin G.S. Fowke III
                                                Vice President and Treasurer

Dated:  May 30, 2003







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